September 28, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sonnet BioTherapeutics Holdings, Inc.
Registration Statement on Form S-1
File No. 333-274581

Ladies and Gentlemen:

Sonnet BioTherapeutics Holdings, Inc. hereby requests that its acceleration request dated September 28, 2023 be withdrawn. Please call Tracy F. Buffer of Lowenstein Sandler LLP at (973) 597-2434 with any questions.

Sincerely,

SONNET BIOTHERAPEUTICS HOLDINGS, INC.

By:	/s/ Pankaj Mohan
Name:	Pankaj Mohan
Title:	Chief Executive Officer